787 Seventh Avenue New York, N.Y. 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

December 19, 2013

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)
(Securities Act File No. 333-92935 and
Investment Company Act File No. 811-09729)
Post-Effective Amendment Nos. 954, 955 and 956

Dear Ms. Cole:

This letter responds to your comments with respect to the registration statement of the Trust to register shares of the funds below (each a “Fund” and collectively the “Funds”) under the Securities Act of 1933 and the Investment Company Act of 1940.

•	iShares Currency Hedged MSCI EAFE ETF

•	iShares Currency Hedged MSCI Japan ETF

•	iShares Currency Hedged MSCI Germany ETF

The comments were provided in a telephone conversation on November 4, 2013. For your convenience, your comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in each Fund’s prospectus unless otherwise defined in this letter. The following responses apply to each Fund.

Comment No. 1: In the Fees and Expenses section, please remove or place in a footnote the sentences that read: “‘Acquired Fund Fees and Expenses’ reflect the Fund’s pro rata share of the fees and expenses incurred by investing in other investment companies. As the Fund has not commenced operations prior to the date of the Fund’s prospectus (the ‘Prospectus’), Acquired Fund Fees and Expenses are based on an estimate of the Fund’s allocation to other investment companies for the current fiscal year. The impact of Acquired Fund Fees and Expenses will be included in the total returns of the Fund.”

Response: Other iShares funds have, in the past, disclosed this or similar language in a footnote to the fee table. The Staff, however, subsequently informed the Trust that disclosure of this type could be placed in the text, rather than a footnote. As a result of the discussions with the Staff, it has been the practice of the iShares funds to include this language in other prospectuses in the text before the fee table.

Comment No. 2: Please confirm that the fee waivers discussed in the Fees and Expenses section are for a period of at least one year.

Response: The Trust confirms that the fee waivers are for a period of at least one year. The term of each fee waiver has been added to the prospectus for each Fund.

Comment No. 3: To the extent the fee waivers discussed in the Fees and Expenses section are subject to any limitations or exclusions or the potential for the recoupment by BFA of such waived amounts, please include disclosure to that effect in the prospectus.

Response: The fee waivers discussed in the Fees and Expenses section are not subject to any limitations or exclusions or recoupment by BFA of such waived amounts.

Comment No. 4: The Principal Investment Strategies section of the Prospectus for each Fund discloses that the “Fund generally invests at least 80% of its assets in securities of the Underlying Index (including indirect investments through the Underlying Fund) and in depositary receipts representing securities of the Underlying Index, as well as in foreign currency forward contracts designed to hedge against non-U.S. currency fluctuations.” (emphasis supplied)

Please revise this disclosure to make it clear that the foreign currency forward contracts are included in the types of securities used to track the Underlying Index rather than securities in which the Fund invests that are outside of the Underlying Index.

Response: The disclosure has been revised to state: “The Fund generally invests at least 80% of its assets in securities of the Underlying Index (including indirect investments through the Underlying Fund) and in depositary receipts representing securities of the Underlying Index, including foreign currency forward contracts designed to hedge against non-U.S. currency fluctuations.”

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The Trust has authorized us to represent on its behalf that, with respect to filings made by the Trust with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (212) 728-8970.

Sincerely,

/s/ P. Jay Spinola
P. Jay Spinola

cc:	Ed Baer